ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 19, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (“Trust”) (File Nos. 333-183945 and 811-22747), on behalf of the
Cognios Market Neutral Large Cap Fund, a series of the Trust
Pre-Effective Amendment No. 2

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, ALPS Series Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to December 20, 2012, at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call JoEllen Legg at (720) 917-0651.

Very truly yours,

ALPS SERIES TRUST

/s/ JoEllen Legg By: JoEllen Legg, Esq. Title: Secretary

ALPS DISTRIBUTORS, INC.

/s/ Tané T. Tyler By: Tané T. Tyler Title: Assistant Secretary